

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

March 3, 2011

Sandie Venezia
President
Colorado Ceramic Tile, Inc.
4151 E. County Line Road
Centennial, CO 80122

> **Re: Colorado Ceramic Tile, Inc.
> Amendment # 1 to Registration Statement on Form S-1
> Filed February 18, 2011
> File No. 333-171658**

Dear Ms. Venezia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide the information required by Item 505 of Regulation S-K.

Outside Front Cover Page of the Registration Statement

2. We note the disclosure in footnote (1) to the fee table. Please be advised that Rule 457(a) would be applicable to your offering. Please revise accordingly.

Prospectus Summary, page 2

3. We note your response to comment two in our letter dated February 3, 2011 and reissue this comment in part. We also note the description of your expansion plans located elsewhere in the prospectus. Please revise to provide a materially complete description of your expansion plans, including the estimated total cost, the number of new showrooms you plan to open, and the locations in Colorado and outside Colorado at which you intend to open new showrooms. This section should provide a brief overview of your plans, with the more detailed description in the body of the prospectus.

4. In light of the fact that you need additional financing to implement your expansion plans, please revise to explain why you are registering shares for resale at this time and also discuss the impact of the registration of these shares on your ability to raise additional capital. Please also add applicable risk factor disclosure.

Risk Factors, page 3

5. We note your response to comment eight in our letter dated February 3, 2011 and reissue this comment. In this regard, we note that each risk factor must specifically discuss and identify the particular risk. The disclosure cited in your response is too general and not specific to each risk.

6. We note your response to comment nine in our letter dated February 3, 2011. The subheading disclosure should succinctly state the risk, with more detailed disclosure in an explanatory paragraph below the subheading. Please revise all of the risk factors accordingly.

Management's Discussion and Analysis and Plan of Operation, page 6

7. We note your revised disclosure regarding your anticipated case requirements over the next 12 months, in particular the disclosure regarding new showrooms. It appears from disclosure on page 2 that the $150,000 amount refers to each showroom. Your disclosure on page 2 also indicates that you intend to open at least five new showrooms in Colorado and perhaps more in other states. Please advice or revise accordingly.

Business, page 9

8. We note your response to comment 14 in our letter dated February 3, 2011 and reissue this comment, as you only disclose the percentages of your revenues services from installation services. Please revise to account for the remaining percentage of your revenues.

Item 17. Undertakings

9. We note your response to comment 21 in our letter dated February 3, 2011. However, it also appears that you removed the undertaking required by Item 512(a)(5)(ii). Please revise to include this undertaking.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sandie Venezia
Colorado Ceramic Tile, Inc.
March 3, 2011
Page 4

Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director